

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2024

Matthew R. A. Heiman
Chief Legal & Administrative Officer
Waystar Holding Corp.
1550 Digital Drive, #300
Lehi, UT 84043

> **Re: Waystar Holding Corp.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed April 29, 2024**
> **File No. 333-275004**

Dear Matthew R. A. Heiman:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 5 to Form S-1 filed April 29, 2024

Management's discussion and analysis of financial condition and results of operations
Key performance metrics and non-GAAP financial measures, page 68

1. Please provide more detail regarding the $10.4 million of costs incurred during the three months ended March 31, 2024 related to amended debt agreements and tell us why you believe they are not a normal, recurring, cash operating expense. Refer to the Division's Non-GAAP Financial Measures Compliance and Disclosure Interpretations, Question 100.01. We note in your disclosure on page F-48 that in connection with the February 2024 First Lien Refinancing, you recorded $10.3 million in third party fees.

Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs at 202-551-3350 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: William Brentani, Esq.